United States securities and exchange commission logo





                           January 19, 2022

       Caren Currier
       CEO, President, Secretary, Treasurer, Director
       KAT EXPLORATION, INC.
       2313 Hollyhill Lane
       Denton, TX 76205

                                                        Re: KAT EXPLORATION,
INC.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form 10
                                                            Filed January 4,
2021
                                                            File No. 000-56352

       Dear Ms. Currier:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amended Form 10 filed January 4, 2022

       General

   1. We note your response to comment 4. It is difficult to identify the various types of exhibits filed as
"Corporate Documents." Please revise to separate out the different exhibits by file number
under Item 601(b) of Regulation S-K, for example the amended and restated articles
of incorporation, the bylaws and the various certificates of designation of
preferred stock.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Eric
McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
 Caren Currier
KAT EXPLORATION, INC.
January 19, 2022
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at 202-551-3536 with any other questions.



FirstName LastNameCaren Currier                           Sincerely,
Comapany NameKAT EXPLORATION, INC.
                                                          Division of
Corporation Finance
January 19, 2022 Page 2                                   Office of Real Estate
& Construction
FirstName LastName